UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65276

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__

MM/DD/YY · MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Texas Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4024 Nazarene Drive, Suite B

(No. and Street)

Carrollton	**Texas**	**75010**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC

(Name – if individual, state last, first, and middle name)

5179 CR 1026	**Celeste**	**Texas**	**75423**
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3366
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Fleming, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Texas Securities, Inc., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Principal

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM   1

FINANCIAL STATEMENTS

Statement of financial condition   2

Statement of operations   3

Statement of changes in stockholder's equity   4

Statement of cash flows   5

Notes to the financial statements   6 – 11

Schedule I: Supplemental information pursuant to Rule 17a-5   12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM   13

EXEMPTION REPORT   14





PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Texas Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Texas Securities, Inc. as of December 31, 2025, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Texas Securities, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Texas Securities, Inc.'s management. Our responsibility is to express an opinion on Texas Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Texas Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Texas Securities, Inc.'s financial statements. The supplemental information is the responsibility of Texas Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

We have served as Texas Securities, Inc.'s auditor since 2016.

Celeste, Texas
February 20, 2026

1

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

TEXAS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS		
Cash and cash equivalents	$	113,563
Prepaids and other current assets		114,829
Furniture, equipment and leasehold improvements, net		33,507
Other assets		10,000
TOTAL ASSETS	$	271,899
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$	21,966
Accrued liabilities		96,091
Total liabilities		118,057
Stockholder's Equity		
Common stock, $0.01 par value; 100,000 shares authorized, issued, and outstanding		1,000
Additional paid-in capital		1,868,230
Accumulated deficit		(1,715,388)
Total stockholder's equity		153,842
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	271,899

See notes to financial statements.

TEXAS SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

_____

REVENUE

Commissions income	$	3,773,256
Sales agency fee		467,000
Other income		4,268
TOTAL REVENUE		4,244,524

EXPENSES

Compensation and benefits	3,484,364
Occupancy and equipment	133,048
Regulatory fees and expenses	84,607
Professional fees	348,509
Accounting and administrative fees	30,000
Other expenses	204,506
TOTAL EXPENSES	4,285,034

LOSS BEFORE INCOME TAXES		(40,510)
STATE INCOME TAX EXPENSE		11,808
NET LOSS	$	(52,318)

See notes to financial statements.   3

TEXAS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Stockholder's equity, January 1, 2025	$ 1,000	$ 1,868,230	$ (1,663,070)	$ 206,160
Net loss	-	-	(52,318)	(52,318)
Stockholder's equity, December 31, 2025	$ 1,000	$ 1,868,230	$ (1,715,388)	$ 153,842

See notes to financial statements.

TEXAS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(52,318)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		6,936
Changes in operating assets and liabilities:		
Decrease in prepaids and other current assets		13,862
Increase in accounts payable		2,828
Increase in accrued liabilities		32,276
Net cash provided by operating activities		3,584
NET CHANGE IN CASH AND CASH EQUIVALENTS		3,584
CASH AND CASH EQUIVALENTS, beginning of year		109,979
CASH AND CASH EQUIVALENTS, end of year	$	113,563
Cash paid during the year for:		
Interest	$	-
State income taxes	$	11,808

See notes to financial statements.

NATURE OF BUSINESS

On February 13, 2002, Texas Securities, Inc., (the "Company") was organized as a Texas Corporation. The Company is registered with the Securities and Exchange Commission (SEC) and various state regulatory jurisdictions as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a member of the Securities Investor Protection Corporation (SIPC).

The Company is in the business of selling interests in joint ventures organized for drilling oil and gas wells in the United States. Crown Exploration II, Ltd. ("Crown II"), a related party, serves as the managing venturer of their respective joint ventures.

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management's Estimates and Assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of selling interests in joint ventures organized for drilling oil and gas wells. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial information is identical to that presented in the accompanying financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

The company's financial asset and liability accounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Current Expected Credit Losses (CECL)

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

Furniture and Equipment

Depreciation is provided by the straight-line method over the estimated useful lives of the related assets, generally five years. Generally, office equipment is depreciated over periods ranging from 3 to 5 years, and furniture and fixtures are depreciated over a period of 5 years. Leasehold improvements are depreciated over a period of 10 years.

Revenue Recognition

Revenue from contracts with customers includes commission income and sales agency fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (continued)

The Company sells interests in private placement offerings on behalf of Crown II sponsored Joint Ventures. Each time a customer enters into a buy transaction, the Company charges a commission. Commissions are recognized on the trade date (the date that the Company fills the trade order, receives the customer subscription funding and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying private placement interest is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

The Company earns sales agency fees under an agreement with Crown II for acting as Crown II's exclusive broker-dealer. Sales agency fees are recognized as the performance obligations are provided by the Company and consumed by Crown II.

Leases

The Company leases corporate office space. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

The Company has elected to apply the short-term lease exception to all leases with a term of one year or less.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (continued)

The Company follows the guidance of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) *Accounting for Uncertainty in Income Taxes*. Under this guidance a company must recognize the tax benefit associated with tax positions taken for tax return purposes when it is more-likely-than-not that the position will be sustained. The Company does not believe there are any unrecognized tax benefits that should be recorded. For the year ended December 31, 2025, there were no interest or penalties recorded or included in the statement of operations.

Statement of Cash Flows

The Company has defined as cash equivalents highly liquid investments, with original maturities of ninety days or less that are not held for sale in the ordinary course of business.

Concentrations of Credit Risk

The Company sells interests in Crown II sponsored joint ventures, which results in receivables arising from commissions earned. The Company believes that its receivables credit risk exposure is limited. The Company earned all of its commission revenue under a sales agency agreement with Crown II.

Impairment of Long-Lived Assets

The Company periodically reviews the carrying value of its long-lived assets, including equipment, whenever events or changes in circumstances indicate the carrying value may not be recoverable. An impairment loss is recognized to the extent fair value of a long-lived asset is less than the carrying amount. Fair value is determined based upon the estimated future cash inflows attributable to the asset less estimated future cash outflows. No such losses were recognized during the year.

RELATED PARTY TRANSACTIONS / ECONOMIC DEPENDENCY / CONCENTRATION OF REVENUE

The Company is under the control of and economically dependent on Crown II. The Company also has a concentration of services provided by Crown II. The existence of that control, dependency, and concentration creates operating results and financial position significantly different than if the Companies were autonomous. Transactions between the Company and Crown II were not consummated on terms equivalent to arm's length transactions.

RELATED PARTY TRANSACTIONS / ECONOMIC DEPENDENCY / CONCENTRATION OF REVENUE (Continued)

Pursuant to a sales agency agreement with Crown II, the Company acts as Crown II's exclusive broker-dealer. Under this agreement, the Company receives up to 15% of all funds raised from investors. For the year ended December 31, 2025, the Company earned commission income of $3,773,256 related to this agreement. In addition, the Company earned $467,000 during 2025 for sales agency fees from Crown II in consideration of the Company acting as Crown II's exclusive broker-dealer.

The Company also paid Crown II $30,000 for accounting and administrative fees, and another related party $44,580 for office space, which is included in occupancy and equipment in the accompanying statement of operations.

RETIREMENT PLAN

The Company has a retirement plan which qualifies under Section 401(k) of the Internal Revenue Code. Subject to certain limitations, employees who are at least 18 years old and have completed one hour of service are eligible to participate in the plan and may contribute a maximum of 50% of compensation. The Company may make annual discretionary contributions to the plan. As of December 31, 2025, the Company accrued discretionary matching contributions totaling $73,082 related to the 2025 plan year.

NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital, as defined under SEC Rule 15c3-1, of $68,461 which was $60,591 in excess of its required minimum net capital of $7,870. The Company's ratio of aggregate indebtedness to net capital was 1.72 to 1.

LEASE OBLIGATIONS

The Company leases office space from a related party (see Related Party Transactions). Rental expense for office space totaled $44,580 for the year. The lease requires monthly payments of $3,715 through December 2026. Future minimum payments under this non-cancelable lease are $44,580.

CONCENTRATION OF REVENUE

Three of the Company's registered representatives generated approximately 71% of the Company's total revenue and accounted for approximately 75% of the Company's compensation and related costs for the year ended December 31, 2025.

CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company; however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

SUBSEQUENT EVENTS

Management has evaluated subsequent events subsequent to December 31, 2025, and through February 20, 2026, which is the date that the financial statements were available for issuance. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2025.

TEXAS SECURITIES, INC.
SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5
DECEMBER 31, 2025

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		
Stockholder's equity	$	153,842
Add Accrued discretionary retirement plan match		73,082
Total capital		226,924
Deductions and/or charges		
Non-allowable assets		
Prepaids and other current assets		114,829
Furniture and equipment, net		33,507
Other assets		10,000
Total deductions and/or charges		158,336
Net capital before haircuts on securities positions		68,588
Haircuts on securities		
Cash equivalents - certificate of deposit		127
Net capital	$	68,461
Aggregate indebtedness		
Accounts payable	$	21,966
Accrued liabilities		96,091
Total aggregate indebtedness	$	118,057
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or		
6 2/3% of aggregate indebtedness)	$	7,870
Net capital in excess of minimum requirement	$	60,591
Ratio of aggregate indebtedness to net capital		1.72 to 1

Reconciliation of Computation on Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2025 as filed by Texas Securities, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. §240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a5. The Company limits its business activities exclusively to participating in distributions of securities (other that firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c-4. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying report of independent registered public accounting firm.



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Texas Securities, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Texas Securities, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Texas Securities, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Texas Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 20, 2026

13

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

Texas Securities, Inc.'s Exemption Report

Texas Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under the paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R . § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 and the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its and not the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Texas Securities, Inc.

I, John Fleming, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

John Fleming
Principal

February 20, 2026